Exhibit 99.1

Catalyst Paper identifies bidder for Snowflake mill assets

RICHMOND, BC, Nov. 27, 2012 /CNW/ - Catalyst Paper announced that it has accepted a qualified stalking horse bid from MLR Ventures, LLC (the Stalking Horse) as part of the sales process for disposition of the Snowflake facility and Apache Railway.

"We have received a $12.0 million Stalking Horse bid for the assets and land associated with the Snowflake facility and the equity of Apache Railway," said President and Chief Executive Officer Kevin J. Clarke. "We look forward to beginning the next phase of the sale process and to identifying a qualified buyer in the near term."

The bid by the Stalking Horse is subject to higher and better offers obtained through the US Court-approved sale and investor solicitation procedures. Catalyst Paper expects to receive binding bids for the assets from qualified bidders on December 7, 2012 and expects to hold an auction among qualified bidders on December 17, 2012 in New York City. A hearing in the US Court is scheduled for December 19, 2012 to consider approval of the sale.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements
Certain matters set forth in this news release are forward-looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2011 and report for the third quarter of 2012, which are available at www.sedar.com.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:

Brian Baarda
Vice President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice President, Treasurer & Corporate Controller
604-247-4037

Media:

Lyn Brown
Vice President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 18:58e 27-NOV-12